iPCS, INC.
1901 North Roselle Road
Schaumburg, Illinois 60195

August 10, 2005

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:
iPCS, Inc.
Post-Effective Amendment No. 1 to Form S-4 on
Form S-1 ("Post-Effective Amendment No. 1")
SEC File No. 333-124091

Ladies and Gentlemen:

        At the request of the staff of the Division of Corporation Finance, iPCS, Inc. hereby requests pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, (the "Securities Act") to immediately withdraw Post-Effective Amendment No. 1 for the purpose of re-filing it with the correct Securities Act EDGAR submission type. Post-Effective Amendment No. 1 was initially inadvertently filed by our filing agent under an incorrect EDGAR submission type identifying the filing as a "S-4 POS". The Post-Effective Amendment is a "POS AM" filing and will concurrent with this request be re-filed with the correct EDGAR submission type. No securities were sold under Post-Effective Amendment No. 1.

        Please contact our counsel, Robert J. Wild of Mayer, Brown, Rowe & Maw LLP at 312-701-8561 if you have any questions.

Sincerely

iPCS, INC.

/s/ EDMUND L. QUATMANN, JR. Edmund L. Quatmann, Jr. General Counsel and Secretary
cc:
Mr. Derek Swanson—Securities and Exchange Commission
Paul W. Theiss, Esq.
Robert J. Wild, Esq.